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  [Letterhead of Morgan Stanley Dean Witter Investment Management Inc.]

January 31, 2001


VIA EDGAR

Filing Room
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Morgan Stanley Dean Witter Institutional Fund, Inc.
      (File Nos. 033-23166 and 811-05624) Request for Withdrawal of Amendments to the Registration Statement

Ladies and Gentlemen:

Morgan Stanley Dean Witter Institutional Fund, Inc. (the "Fund"), hereby requests that the amendment to the Registration Statement on Form N-1A filed on September 19, 2000 (Accession No. 0000912057-00-041887), the delaying amendment to the Registration Statement filed on December 1, 2000 (Accession No. 0000912057-00-051913), the delaying amendment to the Registration Statement filed on December 1, 2000 (Accession No. 0000912057-00-051979) and the delaying amendment to the Registration Statement filed on December 28, 2000 (Accession No. 0000912057-00-054969), be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

The Registration Statement contained in the above referenced filings relates to the addition of the Emerging Markets Advisory Portfolio of the Fund. The Fund requests that the above-mentioned amendments be withdrawn because the Fund has elected not to offer shares of the Emerging Markets Advisory Portfolio.

If you have any questions regarding these materials, please do not hesitate to contact the undersigned at 212-762-7188 or Timothy W. Levin of Morgan, Lewis & Bockius LLP, counsel to the Fund, at 215-963-5037.

Very truly yours,

Morgan Stanley Dean Witter Institutional Fund, Inc.

/s/ Harold J. Schaaff, Jr.

By: Harold J. Schaaff, Jr.
President

Enclosures

cc:   Eric S. Purple, Esq. (Mail Stop 5-5)
      Stefanie V. Chang Yu, Esq.
      Joseph C. Benedetti, Esq.
      John Pak, Esq.
      Mary E. Mullin, Esq.
      Ms. Susan Wong
      Richard W. Grant, Esq.
      Timothy W. Levin, Esq.